Mail Stop 4561
									February 15, 2006

Mr. Anthony Biele
Chief Financial Officer
PracticeXpert, Inc.
23975 Park Sorrento Drive
# 110
Calabasas, CA 91302

      Re:	PracticeXpert, Inc.
		Form 10-KSB for the year ended December 31, 2004
		Filed April 15, 2005
      File No. 000-30583

Dear Mr. Biele:

      We have reviewed your response letter dated February 10,
2006
and have the following additional comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











Form 10QSB for the quarter ended June 30, 2005

Note 2 - Intangible Assets, page 7

1. We note your response to comment two. Please expand your proposed disclosure to include how your goodwill impairment tests are performed and how impairment amounts are determined. See paragraphs
19-22 of SFAS 142 for reference. Please include this disclosure in all future filings including any amendments filed as a result of this review.

Note 7 - Acquisition, page 10

2. We note your response to comment three; however, we believe that the convertible debt should have been recorded at its fair value equal to the value of the stock that would be issued upon conversion.
The convertible debt instrument was non-interest bearing, which is a characteristic more akin to equity rather than debt. Also, it would be uneconomical for you to avoid conversion since the conversion price was significantly higher than the current market price of the stock of your company. Accordingly, we believe that your option of non-conversion should not be considered as a viable option when determining the fair value of the debt instrument. Please revise your filings accordingly or advise us of the authoritative literature that you relied upon to determine the assigned value of the convertible debt at the time of acquisition.




      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.




      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

      You may contact Jessica Barberich at (202) 551-3782 or me at
(202) 551-3498 if you have questions regarding comments on the financial statements and related matters.



								Sincerely,



Linda Van Doorn
Senior Assistant Chief Accountant



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Mr. Anthony Biele
PracticeXpert, Inc.
February 15, 2006
Page 1